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                                   EXHIBIT 1.1

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                  [Letterhead of Keefe, Bruyette & Woods, Inc.]




December 10, 2003



Mr. Edward L. Fischer
President and Chief Executive Officer
Dearborn Savings Association, FA MHC
118 Walnut Street
Lawrenceburg, IN 47025-1838

Dear Mr. Fischer:

This proposal is in connection with Dearborn Savings Association, FA MHC's ("Dearborn") intention to have the mutual holding company component of its organization reorganize from a mutual to a capital stock form of organization (the "Conversion"). In order to effect the Conversion, it is contemplated that all of Dearborn's common stock to be outstanding pursuant to the Conversion will be issued to a holding company (the "Company") to be formed by Dearborn, and that the Company will offer and sell shares of its common stock first to eligible persons (pursuant to Dearborn's Plan of Conversion) in a Subscription and Community Offering.

Keefe, Bruyette & Woods ("KBW") will act as Dearborn's and the Company's exclusive financial advisor and marketing agent in connection with the Conversion. This letter sets forth selected terms and conditions of our engagement.

1. ADVISORY/CONVERSION SERVICES. As Dearborn's and Company's financial advisor and marketing agent, KBW will provide Dearborn and the Company with a comprehensive program of conversion services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. KBW will provide financial and logistical advice to Dearborn and the Company concerning the offering and related issues. KBW will assist in providing conversion enhancement services intended to meet the directors' objectives in the Subscription Offering and to residents of Dearborn's market area, if necessary, in the Community Offering.

KBW shall provide financial advisory services to Dearborn which are typical in connection with an equity offering and include, but are not limited to, overall financial analysis of the client with a focus on identifying factors which impact the valuation of the common stock and provide the appropriate recommendations for the betterment of the equity valuation.

Additionally, post conversion financial advisory services will include advice on shareholder relations, NASDAQ listing, dividend policy (for both regular and special dividends), stock repurchase strategy and communication with market makers. Prior to the closing of the offering, KBW shall furnish to client a Post-Conversion reference manual which will include specifics relative to these items. (The nature of the services to be provided by KBW as Dearborn's and the Company's financial advisor and marketing agent are further described in Exhibit A attached hereto.)

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Mr. Edward L. Fischer
December 10, 2003
Page 2 of 5


2. PREPARATION OF OFFERING DOCUMENTS. Dearborn, the Company and their counsel will draft the Registration Statement, Application for Conversion, Prospectus and other documents to be used in connection with the Conversion. KBW will attend meetings to review these documents and advise you on their form and content. KBW and its counsel will draft appropriate agency agreement and related documents as well as marketing materials other than the Prospectus.

3. DUE DILIGENCE REVIEW. Prior to filing the Registration Statement, Application for Conversion or any offering or other documents naming KBW as Dearborn's and the Company's financial advisor and marketing agent, KBW and their representatives will undertake substantial investigations to learn about Dearborn's business and operations ("due diligence review") in order to confirm information provided to us and to evaluate information to be contained in Dearborn's and/or the Company's offering documents. Dearborn agrees that it will make available to KBW all relevant information, whether or not publicly available, which KBW reasonably requests, and will permit KBW to discuss with management the operations and prospects of Dearborn. KBW will treat all material non-public information as confidential. Dearborn acknowledges that KBW will rely upon the accuracy and completeness of all information received from Dearborn, its officers, directors, employees, agents and representatives, accountants and counsel including this letter to serve as Dearborn's and the Company's financial advisor and marketing agent.

4. REGULATORY FILINGS. Dearborn and/or the Company will cause appropriate offering documents to be filed with all regulatory agencies, including the Securities and Exchange Commission ("SEC""), the National Association of Securities Dealers ("NASD"), Office of Thrift Supervision ("OTS") and such state securities commissioners as may be determined by Dearborn.

5. AGENCY AGREEMENT. The specific terms of the conversion services, conversion offering enhancement and syndicated offering services contemplated in this letter shall be set forth in an Agency Agreement between KBW and Dearborn and the Company to be executed prior to commencement of the offering, and dated the date that the Company's Prospectus is declared effective and/or authorized to be disseminated by the appropriate regulatory agencies, the SEC, the NASD, the OTS and such state securities commissioners and other regulatory agencies as required by applicable law.

6. REPRESENTATIONS, WARRANTIES AND COVENANTS. The Agency Agreement will provide for customary representations, warranties and covenants by Dearborn and KBW, and for the Company to indemnify KBW and their controlling persons (and, if applicable, the members of the selling group and their controlling persons), and for KBW to indemnify Dearborn and the Company against certain liabilities, including, without limitation, liabilities under the Securities Act of 1933.

7. FEES. For the services hereunder, Dearborn and/or Company shall pay the following fees to KBW at closing unless stated otherwise:

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Mr. Edward L. Fischer
December 10, 2003
Page 3 of 5


        (a) A Management Fee of $25,000 payable in three consecutive monthly installments of $6,250 commencing with the signing of this letter. Such fees shall be deemed to have been earned when due. Should the Conversion be terminated for any reason not attributable to the action or inaction of KBW, KBW shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred. This Management Fee shall be applied against the Success Fee described below.

        (b) A Success Fee of 1.50% of the aggregate Purchase Price of Common Stock sold in the Subscription Offering and Community Offering excluding shares purchased by Dearborn's officers, directors, or employees (or members of their immediate families), plus any ESOP, tax-qualified or stock based compensation plans (except IRA's) or similar plan created by Dearborn for some or all of its directors or employees. The Success Fee shall be reduced by the Management Fee described in (a) above.

        (c) If any shares of the Company's stock remain available after the Subscription Offering and Community Offering, at the request of Dearborn, KBW will seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in the selected dealers agreement. KBW will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of Dearborn and the Plan of Conversion. KBW will be paid a fee not to exceed 5.5% of the aggregate Purchase Price of the shares of common stock sold by them. KBW will pass onto selected broker-dealers, who assist in the syndicated offering, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases affected with the assistance of a broker/dealer other than KBW shall be transmitted by KBW to such broker/dealer. THE DECISION TO UTILIZE SELECTED BROKER-DEALERS WILL BE MADE BY DEARBORN upon consultation with KBW. In the event, with respect to any stock purchases, fees are paid pursuant to this subparagraph 7(c), such fees shall be in lieu of, and not in addition to, payment pursuant to subparagraph 7(a) and 7(b).

8. ADDITIONAL SERVICES. KBW FURTHER AGREES TO PROVIDE FINANCIAL ADVISORY ASSISTANCE TO THE COMPANY AND DEARBORN FOR A PERIOD OF ONE YEAR FOLLOWING COMPLETION OF THE CONVERSION, INCLUDING FORMATION OF A DIVIDEND POLICY AND SHARE REPURCHASE PROGRAM, ASSISTANCE WITH SHAREHOLDER REPORTING AND SHAREHOLDER RELATIONS MATTERS, GENERAL ADVICE ON MERGERS AND ACQUISITIONS AND OTHER RELATED FINANCIAL MATTERS, WITHOUT THE PAYMENT BY THE COMPANY AND DEARBORN OF ANY FEES IN ADDITION TO THOSE SET FORTH IN SECTION 7 HEREOF. Nothing in this Agreement shall require the Company and Dearborn to obtain such services from KBW. Following this initial one year term, if both parties wish to continue the relationship, a fee may be negotiated and an agreement entered into at that time.

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Mr. Edward L. Fischer
December 10, 2003
Page 4 of 5


9. EXPENSES. Dearborn will bear those expenses of the proposed offering customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, "Blue Sky," and NASD filing and registration fees; the fees of Dearborn's accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Conversion; the fees set forth in Section 7; and fees for "Blue Sky" legal work. If KBW incurs expenses on behalf of Client, Client will reimburse KBW for such expenses.

KBW's reasonable out-of-pocket expenses, including costs of travel, meals and lodging, photocopying, telephone, facsimile and couriers, shall not exceed $7,500, and reasonable fees and expenses of counsel shall not exceed $35,000. The selection of such counsel will be done by KBW, with the approval of Dearborn.

10. CONDITIONS. KBW's willingness and obligation to proceed hereunder shall be subject to, among other things, satisfaction of the following conditions in KBW's opinion, which opinion shall have been formed in good faith by KBW after reasonable determination and consideration of all relevant factors: (a) full and satisfactory disclosure of all relevant material, financial and other information in the disclosure documents and a determination by KBW, in its sole discretion, that the sale of stock on the terms proposed is reasonable given such disclosures; (b) no material adverse change in the condition or operations of Dearborn subsequent to the execution of the agreement; and (c) no adverse market conditions at the time of offering which in KBW's opinion make the sale of the shares by the Company inadvisable.

11. BENEFIT. This Agreement shall inure to the benefit of the parties hereto and their respective successors and to the parties indemnified pursuant to the terms and conditions of the Agency Agreement and their successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this Agreement shall not be assignable by KBW.

12. DEFINITIVE AGREEMENT. This letter reflects KBW's present intention of proceeding to work with Dearborn on its proposed Conversion. It does not create a binding obligation on the part of Dearborn, the Company or KBW except as to the agreement to maintain the confidentiality of non-public information set forth in Section 3, the payment of certain fees as set forth in Section 7(a) and the assumption of expenses as set forth in Section 9, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this letter or the completion of the services furnished hereunder and shall remain operative and in full force and effect. You further acknowledge that any report or analysis rendered by KBW pursuant to this engagement is rendered for use solely by the management of Dearborn and its agents in connection with the Conversion. Accordingly, you agree that you will not provide any such information to any other person without our prior written consent.

KBW acknowledges that in offering the Company's stock no person will be authorized to give any information or to make any representation not contained in the offering prospectus and related offering materials filed as part of a registration statement to be declared effective in connection with the offering. Accordingly, KBW agrees that in connection with the offering it

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Mr. Edward L. Fischer
December 10, 2003
Page 5 of 5


will not give any unauthorized information or make any unauthorized representation. We will be pleased to elaborate on any of the matters discussed in this letter at your convenience.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned.

Sincerely,

/s/ Harold T. Hanley III
------------------------
Harold T. Hanley III
Managing Director


ACCEPTED AND AGREED TO THIS 9TH DAY OF JANUARY, 2004.

DEARBORN SAVINGS ASSOCIATION, FA MHC


By: /s/ Edward L. Fischer
    -------------------------
    Edward L. Fischer
    President and CEO

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                                    EXHIBIT A

                          CONVERSION SERVICES PROPOSAL
                     TO DEARBORN SAVINGS ASSOCIATION, FA MHC

KBW provides thrift institutions converting from mutual to stock form of ownership with a comprehensive program of conversion services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. The following list is representative of the conversion services, if appropriate, we propose to perform on behalf of Dearborn.

GENERAL SERVICES

Assist management and legal counsel with the design of the transaction structure.

Analyze and make recommendations on bids from printing, transfer agent, and appraisal firms.

Assist officers and directors in obtaining Bank loans to purchase stock, if requested.

Assist in drafting and distribution of press releases as required or appropriate.

CONVERSION OFFERING ENHANCEMENT SERVICES

Establish and manage Stock Information Center at Dearborn. Stock Information Center personnel will track prospective investors; record stock orders; mail order confirmations; provide Dearborn's senior management with daily reports; answer customer inquiries; and handle special situations as they arise.

Assign KBW's personnel to be at Dearborn through completion of the Subscription and Community Offerings to manage the Stock Information Center, meet with prospective shareholders at individual and community information meetings, solicit local investor interest through a tele-marketing campaign, answer inquiries, and otherwise assist in the sale of stock in the Subscription and Community Offerings. This effort will be lead by a Principal of KBW.

Create target investor list based upon review of Dearborn's depositor base.

Provide intensive financial and marketing input for drafting of the prospectus.

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CONVERSION OFFERING ENHANCEMENT SERVICES- CONTINUED


Prepare other marketing materials, including prospecting letters and brochures, and media advertisements.

Arrange logistics of community information meeting(s) as required.

Prepare audio-visual presentation by senior management for community information meeting(s).

Prepare management for question-and-answer period at community information meeting(s).

Attend and address community information meeting(s) and be available to answer questions.

BROKER-ASSISTED SALES SERVICES.

Arrange for broker information meeting(s) as required.

Prepare audio-visual presentation for broker information meeting(s).

Prepare script for presentation by senior management at broker information meeting(s).

Prepare management for question-and-answer period at broker information meeting(s).

Attend and address broker information meeting(s) and be available to answer questions.

Produce confidential broker memorandum to assist participating brokers in selling Dearborn's common stock.